[CHSP Letterhead]

February 28, 2011

VIA EDGAR

Ms. Folake Ayoola

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust
Registration Statement on Form S-3 (File No. 333-172310)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chesapeake Lodging Trust (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 4:01 p.m. Eastern Time, on February 28, 2011, or as soon thereafter on such date as practicable. The Company also requests that the Securities and Exchange Commission (the “Commission”) confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page to follow]

Very truly yours,

Chesapeake Lodging Trust

By:	/s/ Graham J. Wootten
Name:	Graham J. Wootten
Title:	Senior Vice President, Chief Accounting Officer and Secretary

cc:	James E. Showen, Esq.
Kevin L. Vold, Esq.